

Mail Stop 4720

June 5, 2018

Alan W. Jackson
Executive Vice President and
Chief Financial Officer
Capital Bancorp, Inc.
One Church Street
Rockville, MD 20850

> **Re: Capital Bancorp, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 9, 2018**
> **CIK No. 0001419536**

Dear Mr. Jackson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2.   We note that your Prospectus Summary includes a discussion of your competitive strengths and banking strategy. Please balance this disclosure by including a brief

summary of the most significant risks that your business faces in this section of your prospectus.

Cautionary Note Regarding Forward-Looking Statements, page 46

3. Please either delete your references to Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act or disclose that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to the statements made in connection with this offering. Please refer to Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934 for guidance.

Business

Capital Bank Today

OpenSky Secured Credit Card Division, page 93

4. We note your disclosure on page 26 that your OpenSky division provides fully secured credit cards on a nationwide basis to under-banked populations and that based on your prior experience, approximately 20% of your new secured credit cards will experience a charge-off within the first year of the account. Please revise to describe the typical facts and circumstances that result in charging-off credit card amounts considering that they are fully secured.

Our Competitive Strengths

Well-Positioned in Dynamic and Fast-Growing Markets, page 95

5. Please disclose the extent of your operations in each metropolitan statistical area that you cite, both between MSAs and in terms of your relative market share within each MSA. In this regard it appears that your operations have historically focused on the Washington, D.C. MSA based on the recent opening of your branch in Columbia, MD as well as your disclosure on page 106. We further note your disclosure on page 30 that you face significant competitive pressure from financial institutions located both within and beyond your principal markets. Please further clarify whether you have substantial operations in all or any of the "five of the 10 wealthiest counties" in the United States or whether management instead views these as target markets for potential future expansion. Please make corresponding revisions to your tabular disclosure on page 98, as appropriate.

<u>Certain Relationships and Related Party Transactions</u>

<u>Loan Participations with the Bank, page 134</u>

6.   We note your disclosure here, in the following subheading, and on page 91 that you sell loan participations to your executive officers, directors and related persons. Please identify each related person's interest in such transactions for the past two completed fiscal years and disclose any other material terms of the transaction, including whether you financed any such related person's purchases. Please refer to Instruction 2 to Item 404(d) and Item 404(d) of Regulation S-K, for guidance.

        You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Michael Volley, Staff Accountant, at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3765 with any other questions.

                                                        Sincerely,

                                                        /s/ Pamela A. Long

                                                        Pamela A. Long
                                                        Assistant Director
                                                        Office of Financial Services

cc: William H. Levay, Esq.